June 18, 2020

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Ms. Stacie Gorman and Ms. Pam Long

Office of Real Estate and Commodities

Re:	CaliberCos Inc.
Post-Qualification Offering Circular Amendment No. 1
Filed June 18, 2020
File No. 024-11016

Dear Ms. Gorman and Ms. Long:

Pursuant to Rule 252(e) of the Securities Act of 1933, as amended, CaliberCos Inc. hereby requests acceleration of the qualification date of the above-referenced Post-Qualification Offering Circular Amendment No. 1 to the CaliberCos Inc. Offering Circular on Form 1-A to 5:00 p.m., Eastern Time, on June 19, 2020, or as soon thereafter as is practicable.

If you have any questions regarding the matters discussed above, please do not hesitate to contact our counsel Thomas J. Poletti, Esq., of Manatt, Phelps & Phillips, LLP at (714) 371-2501.

Sincerely,

CaliberCos Inc.

By:	/s/ Jade Leung
Jade Leung
Chief Financial Officer

cc:	Chris Loeffler, CEO
Thomas Poletti, Manatt, Phelps & Phillips, LLP